FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2011

Commission File Number: 033-71976

FAIRFAX FINANCIAL HOLDINGS LIMITED
(Translation of registrant's name into English)

95 Wellington Street West
Suite 800
Toronto, Ontario
Canada   M5J 2N7
______________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____ Form 40-F___X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _N/A___

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:       /s/ Paul Rivett
Name:  Paul Rivett
Title:    Vice President

Dated:   July 29, 2011

Exhibit Index

Exhibit                   Description

Ex-99.1	News Release dated July 28, 2011 titled Second Quarter Financial Results

Ex-99.2	2011 Second Quarter Interim Report